Mail Stop 4561

April 5, 2006

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

RE:	NASB Financial, Inc.
	Form 10-K for Fiscal Year Ended September 30, 2005
	Form 10-Q for Period Ended December 31, 2005
File No. 000-24033

Dear Ms. Nyhus,

	We have reviewed your letter filed on March 30, 2006 and have the following comments. Where indicated, we think you should amend your documents in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2005 Annual Report

Consolidated Statements of Cash Flows, page 15

1. We note your response to comment 4 from our letter dated March
22,
2006. We believe that all cash flows related to loans held for sale should be reported in the operating section of the statement of cash flows. Due to the significance of the error to total operating cash flows, we believe you should revise your statement of cash flows for all periods presented in your amended Form 10-K/A for the fiscal year ended September 30, 2005.

	Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comment and indicate your intent to amend your filings. You may wish to provide us with your proposed revisions prior to filing your amendment. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant


Rhonda Nyhus
NASB Financial, Inc.
April 5, 2006
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